

Mail Stop 4720

June 29, 2009

Kevin P. Riley
Executive Vice President, Chief Financial Officer and Treasurer
24 North Street
Pittsfield, Massachusetts 01201
By U.S. Mail and facsimile to (413) 443-3587

Re: Berkshire Hills Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
File No. 000-51584

Dear Mr. Riley:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended March 31, 2009
Financial Statements
Notes to Consolidated Financial Statements
Note 3. Securities, page 12

1. We note your disclosure on page 28 that the Company owns one pooled trust preferred security with a cost basis of $2.6 million and a fair market value of $0.5 million and your conclusion that this security was not other than temporarily impaired at March 31, 2009 despite the credit rating downgrade from Aa to Caa. Please provide us with a detailed explanation of how you came to this conclusion identifying all available evidence, explaining the relative significance of each piece of evidence

and identifying the primary evidence on which you relied in making your assessments. In preparing your response, please be sure to address your consideration of the credit rating downgrade, which appears to be a critical and compelling piece of evidence considering both Moody's and S&Ps definition of this below investment grade credit rating states that these securities are typically of poor standing, may be in default, may have elements of danger with respect to principal or interest, are vulnerable to nonpayment, and are dependent upon favorable economic conditions for the issuer to meet its financial commitment.

2. As a related matter, please provide us with the following information related to your pooled trust preferred securities and revise future filing disclosures to include this additional information:
   *   deal name;
   *   class / tranche;
   *   credit rating for each class / trance;
   *   number of banks issuance;
   *   deferrals and defaults – dollar amount and as a percentage of collateral; and
   *   excess subordination – dollar amount and as a percentage of collateral.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Accounting Estimates, page 24

3. We note your disclosure on page 25 that as of March 31, 2009 there were no events that required the Company to perform an interim impairment test of goodwill. Given the reduction in first quarter 2009 net income due to higher provisions for loan losses and the recent deterioration in your market capitalization to a level below book value at March 31, 2009, please tell us and in future filings disclose the following additional information regarding your interim testing performed:
   *   the specific date upon which you assessed the indicators of impairment;
   *   the indicators of impairment you assessed and explain, in detail, how you determined there were no significant changes since the year-end evaluation; and
   *   whether you believe quantitative testing for each reporting unit (using the two-step impairment test discussed in paragraphs 19-22 of SFAS 142) would have produced similar results..

Selected Financial Data, page 26

4. We note your presentations of "core return on tangible assets", "core return on tangible common equity", "core tangible non-interest income to tangible assets", "core tangible non-interest expense to tangible assets", "total core income", "core earnings, diluted", "tangible common book value", "tangible common stockholders' equity to tangible assets" and "tangible stockholders' equity to tangible assets" here

and in various locations throughout your filings. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

- to the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;

- to the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.; and

- to the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in an Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant